SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 1999
                          -----------------------------------------------------

                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                         Commission File Number 0-25601

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       The Oneida Savings Bank 401(k) Savings Plan in RSI Retirement Trust

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             Oneida Financial Corp.
                                 182 Main Street
                           Oneida, New York 13421-1676

                              SUMMARY ANNUAL REPORT

       FOR ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN IN RSI RETIREMENT TRUST


This is a summary of the annual report for the Oneida Savings Bank 401(K) Savings Plan in RSI Retirement Trust, EIN 15-0405820, Plan No. 002, for the period January 1, 1999 through December 31, 1999. Tannual report has been filed with the Internal Revenue Service, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

                            Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $190,937. These expenses included $1,750 in administrative expenses and $189,187 in benefits paid to participants and beneficiaries. A total of 108 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $2,735,736 as of December 31, 1999, compared to $2,193,170 as of January 1, 1999. During the plan year the plan experienced an increase in inet assets of $542,566. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $733,503 including employer contributions of $75,173, employee contributions of $144,541, and earnings from investments of $422,592.

                      Your Rights To Additional Information

You have the right to receive a copy of the full annual report. To obtain a copy of the full annual report, or any part thereof, write or call The Oneida Savings Bank, 182 Main Street, Oneida, NY 13421, (315) 363-2

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan (The Oneida Savings Bank, 182 Main Street, Oneida, NY 13421) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, N-5638,
Pension and Welfare Benefits Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                THE ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
                                IN RSI RETIREMENT TRUST




Date:   June 27, 2000            By: /s/ G. Michael Morgenroth
                                     -------------------------------------------
                                 Name: G. Michael Morgenroth
                                 Title:   First Vice President - Account Manager